UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
      (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No.   )*

                          Tower Financial Corporation
                               (Name of Issuer)

                        Common Stock, without par value
                        (Title of Class of Securities)

                                   891769101
                                (CUSIP Number)

                               September 9, 2002
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


-----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1. Names of Reporting Person / I.R.S. Identification Nos. of above persons (Entities only).

     Edwin Fraser

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|

3.  SEC Use Only

4.  Citizenship or Place of Organization

     United States of America


                                              5.  Sole Voting Power
        Number of
         Shares                                   133,090
       Beneficially
        Owned by                              6.  Shared Voting Power
          Each
        Reporting                                 125,434
       Person With:
                                              7.  Sole Dispositive Power

                                                  133,090

                                              8.  Shared Dispositive Power

                                                  125,434

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     258,524

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     |_|
     (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)

     6.59%

12.  Type of Reporting Person (See Instructions)

     IN


Item 1 (a).    Name of Issuer:

          Tower Financial Corporation

Item 1 (b).    Address of Issuer's Principal Executive Offices:

          116 E. Berry Street, Fort Wayne, Indiana 46802

Item 2 (a).    Name of Person Filing:

          Edwin Fraser

Item 2 (b).    Address of Principal Business Office or, if none, Residence:

          195 Marine Street, Farmingdale, New York 11735

Item 2 (c).    Citizenship:

          United States of America

Item 2 (d).    Title of Class of Securities:

          Common Stock, without par value

Item 2 (e).    CUSIP Number

          891769101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [   ]     Broker or dealer registered under section 15 of the
                              Exchange Act;

     (b)  [   ]     Bank as defined in section 3(a)(6) of the Exchange Act;

     (c)  [   ]     Insurance company as defined in section 3(a)(19) of the
                    Exchange Act;

     (d)  [   ]     Investment company registered under Section 8 of the
                    Investment  Company Act;

     (e)  [   ]     An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

     (f)  [   ]     An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

     (g)  [   ]     A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

     (h)  [   ]     A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

     (i)  [   ]     A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment Company Act;

     (j)  [   ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     The holdings reported herein are stated as of September 12, 2002.

     (a)  Amount beneficially owned:

     (b)  Percent of class:

     (c)  Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote:               133,090 shares

     (ii) Shared power to vote or to direct the vote:             125,434 shares

     (iii)Sole power to dispose or to direct the disposition of:  133,090 shares

     (iv) Shared power to dispose or to direct the disposition of:125,434 shares

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of  securities, check the following   [   ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Fraser's wife (Mrs. Fraser's powers to vote or dispose are treated as if they belonged to Mr. Fraser for purposes of this statement) and shares beneficially owned in trusts for members of Mr. Fraser's family for which Mrs. Fraser is the trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     September 12, 2002
                                          (Date)


                                      /s/ Edwin Fraser
                                               (Signature)

                                            Edwin Fraser
                                            (Name/Title)
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)